Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
FEBRUARY 27, 2014

DATE, TIME AND PLACE:        On February 27, 2014 at 12:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.         Elect to the position of member of the Audit Committee SERGIO DARCY DA SILVA ALVES, Brazilian, married, economist, ID RG-SSP/DF 2.127.279, enrolled in the tax register (CPF) under number 050.933.687-68, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Térreo, Bairro Parque Jabaquara, CEP 04344-902, for the current annual term of office to expire with the investiture of those elected at the first meeting of the Board of Directors subsequent  to the Annual General Meeting of Shareholders of 2014.

2.         Record that the elected member (i) presented substantiating documents of compliance with the prior conditions for electability pursuant to Law 6.404/76 and current regulations, in particular National Monetary Council resolutions 3.198/04 and 4.122/12 and the Brazilian Securities and Exchange - CVM Instruction 308/99; and that (ii) his investiture shall be formalized once this election is ratified by the Central Bank of Brazil.

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP), February 27, 2014. (signed) Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer